Exhibit 99.(a)

LAST REVISED:  May 13, 2005

The Business Conduct Policy and the policies referred to herein, are not currently applicable to NOVA Chemicals’ employees in France, except as presently mandated by the In-House Regulations in effect in France, or as may be required by applicable French or European Union law or regulation.

Message from the CEO

Fundamental Principles

Application of Policy

Questions

Specific Conduct Guidelines

Implementation and Accountability
Ethics Line Telephone Number Schedule
Harassment Line Telephone Number Schedule

(1)

(1)  is a registered trademark of NOVA Brands Ltd.; authorized use

Message from the CEO

“Ethical business practice and conduct are fundamental components of a quality company.”

J.M. (JEFF) LIPTON

To ensure a common understanding of what is meant by the ethical standards applicable at NOVA Chemicals, the Executive Leadership Team developed the Business Conduct Policy which applies to all employees, agents, directors and officers (referred to in this document collectively as “employees”) of NOVA Chemicals and its subsidiaries.

This policy clarifies in written format what has been long-standing NOVA Chemicals practice.  It is founded on a number of very important principles which are listed below.

1.               All employees deserve fair and equal opportunity, free from discrimination.

2.               No employee will allow outside interference or personal relationships to affect his/her responsibility to NOVA Chemicals.

3.               All NOVA Chemicals employees will operate within the law in carrying out their duties.

4.               Employees will handle the assets of NOVA Chemicals carefully.

5.               All NOVA Chemicals employees have a responsibility to work safely and in an environmentally responsible manner.

6.               NOVA Chemicals employees are ambassadors of the company and are required to act ethically and deal fairly with their fellow employees and third parties in the discharge of their business responsibilities. Employees should at all times consider carefully the image they project.

7.               Employees will, to the extent their duties require them to deal with customers, suppliers or competitors, ensure that they are familiar and comply with competition and antitrust laws.

8.               Since NOVA Chemicals operates internationally, it is also important that employees will, to the extent their duties require them to have knowledge of international trade laws, ensure that they are familiar and comply with these laws and regulations.

9.               Finally, employees will, to the extent their duties require them to have knowledge of anti-bribery and corruption laws, ensure that they are familiar and comply with these laws.

The application of the Business Conduct Policy is every employee’s responsibility and interpretive support is available from any member of the Law Department, or in North America, from the People Center, and outside North America, the People Services Team in the employee’s area.

This policy must be an integral part of each employee’s daily work practice. It provides an important reference point to assist in the making of business decisions.

Fundamental Principles

NOVA Chemicals and all of its subsidiaries have established this policy as a guide to the conduct of their business dealings in accordance with high ethical standards. Such conduct is essential to the success of NOVA Chemicals, and to the success of its employees. As a major public company and employer, NOVA Chemicals and its employees are subject to ongoing internal and external assessment and review. Accordingly, NOVA Chemicals must not only conduct, but must also be seen to conduct, its business dealings in accordance with these high ethical standards.  All employees who hold leadership responsibilities in NOVA Chemicals must provide employees with fair and honest leadership and must lead by example.

Consistent with NOVA Chemicals’ core values, the following Fundamental Principles of appropriate business conduct have been established to be pursued by all employees, agents, directors and officers of NOVA Chemicals (collectively referred to in this document as “employees”).  They are applicable in all countries in which NOVA Chemicals operates, unless the laws of those countries require otherwise.

1.             Equal Opportunity

•                                          NOVA Chemicals is committed to providing a work environment that enables all employees to pursue their careers free from discrimination.

•                                          No personal relationship between an employee and any other employee under his or her leadership shall compromise the principle that employees who hold leadership responsibilities must treat all other employees in a fair and equal manner.

2.            Conflict of Interest

•                                          Employees of NOVA Chemicals, in discharging their duties, must act honestly and in good faith with a view to the best interests of NOVA Chemicals.

•                                          In particular, employees must avoid situations involving a conflict or the potential for a conflict between their personal interests and the interests of NOVA Chemicals.

3.            Compliance with Law

•                                          All employees, in discharging their duties, must comply with the laws of the countries in which NOVA Chemicals carries on business activities.

4.            Fiscal Integrity and Responsibility

•                                          All employees must handle physical and intellectual assets of NOVA Chemicals with integrity and with due regard to the interests of shareholders, creditors, employees and other parties affected by NOVA Chemicals’ business activities.

5.            Responsible Care®(2)

•                                          NOVA Chemicals is committed to protecting the health and safety of its employees and of persons living and working in areas where NOVA Chemicals operates, and to establishing and following standards that minimize any negative impact of its operations on the environment.

•                                          All employees, individually, must demonstrate concern and respect for health, safety and the environment, consistent with NOVA Chemicals’ policies, and must comply with the company’s Responsible Care standards.

6.            Good Ambassadorship

•                                          All employees are ambassadors of NOVA Chemicals, and as such are, in the discharge of their business responsibilities, required to act in an ethical manner and to deal fairly with their fellow employees and third parties.

7.            Antitrust/Competition

•                                          NOVA Chemicals has specific policies directed toward compliance with laws that promote competition.  These laws are sometimes referred to as anti-trust laws.  All employees, to the extent their duties require them to have knowledge of such laws, are expected to understand and abide by these policies and to strictly adhere to these laws.

•                                          The petrochemical industry is intensely competitive.  Employees should never do anything that is either designed to or might have the effect of unlawfully reducing competition in the marketplace.  Employees should consult a member of the Law Department before taking any action which might have such an effect.

(2) Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

8.            International Trade

•                                          Employees must comply with international trade laws, which prohibit or restrict trade with certain countries and entities, and which impose reporting, licensing, and other similar requirements when certain products are imported or exported.

9.            Anti-Corruption

•                                          Employees must also comply with all applicable anti-bribery laws.  These laws prohibit offering, giving or receiving anything of value to or from any person, organization, government or official, for the purpose of obtaining or retaining an advantage in business.

Application of Policy

•                                          NOVA Chemicals expects that all employees will conduct themselves according to high ethical standards.  This policy is therefore not intended to be an exhaustive set of rules, but rather a guide to ethical behavior.  Employees are accordingly required to comply not only with the specific content of the policy, but more generally, to act in a reasonable and ethical manner, and to support their fellow employees in doing so.

•                                          An employee who knowingly fails to comply with this policy, or who knowingly permits, condones or acquiesces in the failure of an employee under his or her leadership to comply with this policy, will be considered to be in violation of his or her obligations as an employee and will be subject to appropriate disciplinary action up to and including termination.

•                                          Each leader is responsible for ensuring the expectations contained in this policy are communicated to all employees under his or her leadership.

•                                          This policy establishes mechanisms for reporting and addressing non-compliance and for routinely assessing NOVA Chemicals’ operations and activities to ensure compliance with the policy and with the law.  Employees who are aware of or suspect non-compliance with this policy are expected to report the non-compliance in accordance with these provisions.  Any retaliation or threatened retaliation against an employee for reporting such actual or suspected non-compliance by others will be considered a serious violation of this policy, resulting in appropriate disciplinary action up to and including termination.

•                                          Notwithstanding anything to the contrary in this Business Conduct Policy, no provision of this policy may be waived for a director or executive officer of NOVA Chemicals unless the waiver is made by the Board of Directors or a Committee of the Board, and such waiver is promptly disclosed to shareholders.

Questions

If in doubt about any of the provisions or the application of this Business Conduct Policy, employees should contact:

•                  their leaders;

•                  any member of the Law Department; or

•                  in North America, the People Center, and outside North America, the People Services Teams in the employees’ areas.

Specific Conduct Guidelines

The following specific guidelines illustrate the application of the Fundamental Principles of business conduct set out in this policy, to the workplace.  Although they are not exhaustive, they are intended to provide guidance and direction with respect to issues which may arise in the course of an employee’s day to day work.  In several cases, they refer to other, more specific NOVA Chemicals policies, with which employees should also be familiar and comply.

Equal Opportunity
Conflict of Interest
Compliance with Law
Fiscal Integrity and Responsibility
Responsible Care
Good Ambassadorship
Antitrust/Competition
International Trade
Anti-Corruption

Equal Opportunity

NOVA Chemicals is committed to providing a work environment that enables all employees to pursue their careers free from discrimination.  NOVA Chemicals will treat each and every employee in a fair and equal manner, with honesty and respect.

Discrimination

•                                          All employees must strictly adhere to all applicable anti-discrimination laws.

•                                          Neither NOVA Chemicals nor any person acting on behalf of NOVA Chemicals shall:

•                                          refuse to employ or refuse to continue to employ any person, or

•                                          discriminate against any person with regard to employment or any term or condition of employment,

based on the person’s race, color, ethnic origin, age, religion, creed, gender, marital status, family status, pregnancy, sexual orientation, physical disability, mental disability, or any other prohibited ground of discrimination defined by the legislative jurisdictions in which NOVA Chemicals operates.

•                                          The foregoing requirement does not apply with respect to an employee selection process based upon a bona fide occupational requirement.

•                                          These statements are to be read and applied in conjunction with other NOVA Chemicals policies currently in place.

Reporting Relationship

•                                          No person shall be the leader of an employee with whom that person has a personal relationship which may compromise the principle that all employees be treated in a fair and equal manner, or the principle that employees must avoid situations involving a conflict or a potential conflict between their personal interests and the interests of NOVA Chemicals.

•                                          The following relationships may give rise to violations of this principle and must be brought to the attention of the employee’s leader or, in North America, the People Center, and outside North America, the People Services Team in the employee’s area, and be dealt with on an individual basis: a spouse (including a common-law relationship), a child or grandchild, a spouse of such child or grandchild, a sibling, a father-in-law, a mother-in-law, or any employee in the direct parent-child bloodline of another where there is a real or potential conflict of interest as a result of the relationship and the positions the employees occupy.

•                                          Also refer to the Conflict of Interest guidelines forming part of this Business Conduct Policy

Anti-Harassment

•                                          Conduct or comments in the workplace that are motivated by race, color, gender or any other prohibited discriminating factors will not be tolerated.

Refer to NOVA Chemicals’ Anti-Harassment Policy for further details.

Conflict of Interest

Employees of NOVA Chemicals are required to be sensitive to and avoid any situations involving a conflict or the potential for a conflict between their personal interests and the interests of NOVA Chemicals.  All situations should demonstrate the ability to withstand public scrutiny. The general rule for recognizing such conflicts is for employees to avoid any situation or activity that compromises or may compromise their judgement or their ability to act solely in the best interests of NOVA Chemicals.  Prompt disclosure of real or potential conflicts must be made to the employees’ leaders, any member of the Law Department, or, in North America, the People Center, and outside North America, the People Services Teams in the employees’ areas.

The following are examples of specific potential conflicts of interest that may arise:

Outside Business Activities

•                                          No employee shall devote any time during normal business hours to an outside business or activity which deprives NOVA Chemicals of the employee’s full services without an offsetting direct or indirect benefit to NOVA Chemicals, which has been agreed to by the employee and his or her leader.

Outside Directorship

•                                          No employee shall serve as a director, officer, partner, consultant or in any other role in any business enterprise which does or seeks to do business with or is a competitor of NOVA Chemicals, without the written consent of his or her vice president.

Financial Interest

•                                          No employee shall own, control or direct any material financial interest in any supplier, contractor, competitor or in any business enterprise which does or seeks to do business with or is a competitor of NOVA Chemicals, without the written consent of his or her vice president.

Loans and Guarantees of Obligations

•                                          No director or executive officer nor any member of his or her family, shall obtain any loan or guarantee of a personal obligation from NOVA Chemicals.

•                                         Employees who are not directors or executive officers may receive loans in certain circumstances, provided that such loans do not, and do not appear to create conflicts of interest or otherwise constitute improper benefits.

Other Arrangements

•                                          Each employee shall avoid any other external arrangement or circumstance including any personal relationship (for example, a close or family relationship with an outside supplier) which may compromise or appear to compromise the judgement and the ability of the employee to act honestly and in good faith and with regard to the best interests of NOVA Chemicals.  Such arrangements may include, but are not limited to entering business relationships on behalf of NOVA Chemicals (for example, consulting contracts) with persons with whom, or companies with which the employee has personal relationships.

Customer and Supplier Relations

•                                          Any conflict or potential conflict that might prevent effective operation of fair competition is of particular concern, and should be avoided.  NOVA Chemicals operates at a very high industry standard with both customers and suppliers.  To ensure employees will not be influenced while making decisions on behalf of NOVA Chemicals, even higher standards with supplier relationships have been set.  NOVA Chemicals recognizes that within individual business segments there may be differences in accepted business practice.

•                                          No employee shall offer, give, solicit or receive any form of bribe.

•                                          Gifts, favors and entertainment may be given by employees, but only if they:

•                  are consistent with local business practice and custom

•                  are not excessive in value

•                  are not in contravention of applicable laws or ethical standards

•                  are legal under the laws of the countries in which NOVA Chemicals operates

•                  are able to withstand public scrutiny

•                  are not given for the purpose of influencing an act or decision

•                  are not intended or apt to induce an employee, agent or representative of a customer or supplier to violate his or her obligations to the customer or supplier.

•                                          Gifts of more than nominal value (i.e., $100 (U.S.), or the equivalent in any other currency which may be applicable), which otherwise meet the criteria set out above, may be given by an employee only if prior approval is obtained through the employee’s leader.

•                                          Gifts, favors, entertainment or other inducements may not be accepted by employees from any person or organization that does or seeks to do business with, or is a competitor of NOVA Chemicals, except as common courtesies usually associated with customary business practices.  An especially strict standard applies when suppliers are involved.

•                                          Any gift received by an employee that is of more than nominal value (i.e., $100 (U.S.), or the equivalent in any other currency which may be applicable) must be reported to the employee’s leader or, in North America, the People Center, and outside North America, the People Services Team in the employee’s area.

•                                          Where business situations arise that involve the giving/accepting of gifts, the following issues should be points of consideration:

Giving of Gifts - (Gifts Favors and Entertainment):

•                                          To preserve the image and integrity of both NOVA Chemicals and its employees, the giving of business gifts should be avoided where possible.  However, as situations arise, the following questions may help individuals to assess the appropriateness of gifts:

•                                          Is there a viable business justification for giving the gift, favor or entertainment?

•                                          Is the context in which the gift, favor or entertainment is given appropriate?

•                                          Will the gift, favor or entertainment unduly influence or “appear” to influence future decisions?

•                                          Is the gift, favor or entertainment consistent with local business practice (e.g., theatre tickets, golf)? Is this widely available to all customers/suppliers on a regular basis from NOVA Chemicals?

•                                          Is the gift, favor or entertainment in contravention of applicable laws/ethical standards?

•                                          Will the gift, favor or entertainment withstand public

scrutiny?

•                                          Will the gift, favor or entertainment be widely distributed or will it be specifically given to a particular customer/supplier (e.g., given to many customers/suppliers or just one particular customer/supplier)?

•                                          Non-specific gifts and consumable gifts (e.g., lunches) can be higher in value than gifts of substance designated for specific individuals. However, entertainment should have a business context, with the intent of furthering the business relationship, commensurate with the value of the business. The frequency and scale of the entertainment should be similar to what the recipient’s employer would likely provide through his or her expense account.

Receiving Gifts - (Gifts, Favors and Entertainment):

•                                          Gifts, favors, entertainment or other inducements should not be accepted by employees from any person or organization that does or seeks to do business with, or is a competitor of NOVA Chemicals, except as common courtesies usually associated with customary business practices.  Not unlike giving gifts, favors and entertainment, there are a number of questions that may be helpful in determining the acceptability of gifts:

•                                          Will accepting this gift, favor or entertainment put me in a position of obligation, or “appear” to obligate me?

•                                          Is this gift, favor or entertainment consistent with local business practice (e.g., theatre tickets, golf)?

•                                          Would I be in a position to reciprocate in kind?

•                                          Would acceptance of the gift, favor or entertainment withstand public scrutiny?

•                                          Will NOVA Chemicals benefit from the acceptance of the gift, favor or entertainment?

•                                          Is the frequency of these gifts, favors or entertainment acceptable business practice?

•                                          Is this gift, favor or entertainment able to be widely distributed within NOVA Chemicals (e.g., received by many NOVA Chemicals employees)?

•                                          Would I be able to expense all or part of the gift, favor or entertainment?

•                                          Non-specific gifts and consumable gifts (e.g., lunches) can be higher in value than gifts of substance received by specific employees (but should not contravene the above).  As a general rule, business gifts should be avoided where possible and in no cases (except NOVA Chemicals sponsored events such as golf tournaments, charity events, etc., where the gifts are of nominal value (i.e. less than $100 U.S. or the equivalent in any other currency which may be applicable)) should gifts be solicited.

Situational Examples:

•                                          In spite of these limiting factors, there may be other circumstances in which giving or receiving a gift may be acceptable after consultation with the employee’s leader, the Vice President Corporate People and/or the Chief Compliance Officer or the Compliance Attorney:

•                                          Gifts/door prize donations to industry association organizations.

•                                          Donations/prizes for individual customer/supplier sponsored charitable events (e.g., Cancer Society golf tournament).

•                                          Company sponsored event for significant customers.

•                                          Customer/supplier golf/social outings (customer/supplier pays own travel and accommodation).

Assistance

•                                          If there are situations where an employee plans to give or accept a gift that is valued at more than a nominal value (i.e., greater than $100 (U.S.), or the equivalent in any other currency which may be applicable), his or her leader must be consulted. If the business gift to be given or received exceeds $250 (U.S.), or the equivalent in any other currency which may be applicable, the employee’s leader will be responsible for discussing the appropriateness of such a gift with the Vice President, Corporate People, the Chief Compliance Officer or the Compliance Attorney. The purpose for discussing the appropriateness of the gift is to promote similar treatment of gifts in similar situations.

•                                          It is impossible to enumerate all of the circumstances and potential situations under which conflicts of interest could arise, but through these general guidelines and through open communication by employees with their leaders and the Chief Compliance Officer or Compliance Attorney, objective assessment is available to employees.

Compliance with Law

•                                          Employees must comply with all applicable laws, regulations, and other legal requirements, wherever NOVA Chemicals conducts or transacts business.

•                                          Each employee is charged with responsibility for acquiring sufficient knowledge of the laws involved in each area relating to his or her particular duties in order to recognize potential non-compliance and to know when to seek the advice of the Law Department.

Fiscal Integrity and Responsibility

All employees owe a duty to NOVA Chemicals to advance its legitimate interests.  All physical and intellectual assets of NOVA Chemicals must, accordingly, be handled with integrity and with due regard to the interests of shareholders, creditors, employees and other parties which may be affected by NOVA Chemicals’ business activities.

Authorization to Enter Business Transactions

•                                          No employee may expend funds, enter into contractual obligations nor acquire or dispose of assets on behalf of NOVA Chemicals, unless he or she is acting in accordance with management’s general or specific authorization.

Refer to NOVA Chemicals Delegation of Authority Policy, Major Contract Review Policy, Policies for the Payment of Rebates, Commissions, and other Similar Payments to Customers, Agents and Distributors, and Controller’s Guide for further details

•                                          All business ventures entered into by NOVA Chemicals must meet NOVA Chemicals’ requirements regarding control or influence by NOVA Chemicals over venture activities (including human resources related issues), the venture’s commitment to live up to NOVA Chemicals’ ethical standards and the principles of Responsible Care, and the implementation of appropriate information controls, management systems and financial and business reporting systems.

Refer to NOVA Chemicals Governance of Ventures Policy for further details

Accounting/Accounting Controls/Auditing/Reporting Integrity

•                                          All NOVA Chemicals revenues and expenditures, including acquisitions and dispositions of assets must be recorded with accuracy and fairness, and such records must be complete.

•                                          No employee may engage in any transaction that requires or contemplates the making of false or fictitious entries or representations.

•                                          In particular, but without limiting the foregoing, the following are strictly prohibited:

•                                          fraud or deliberate error in the preparation, review or audit of any financial statement of NOVA Chemicals;

•                                          fraud or deliberate error in the recording and maintaining of financial records of NOVA Chemicals;

•                                          deficiencies in or noncompliance with NOVA Chemicals’ internal accounting controls;

•                                          misrepresentation or false statement to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audited statements of the company; and

•                                          deviation from full and fair reporting of NOVA Chemicals’ financial condition.

Refer to NOVA Chemicals’ Controller’s Guide, Code of Ethics for CEO and Senior Financial Officers, Policies for the Payment of Rebates, Commissions, and other Similar Payments to Customers, Agents and Distributors and Communication and Disclosure Policy for further details

Management of Business Records

•                                          All employees must classify, retain and destroy business records in a timely manner in accordance with NOVA Chemicals Records Management Policy, in order to allow NOVA Chemicals to meet its audit, tax, regulatory, legal and business needs and obligations in a lawful, efficient, cost effective and consistent manner.

Refer to NOVA Chemicals Records Management Policy for further details.

Communication and the Use of Information Technology Tools

•                                          Employees must ensure that their external communications comply with securities and other laws, are consistent with other NOVA Chemicals communications, and comply with the Fundamental Principles set out in this Business Conduct Policy.

Refer to NOVA Chemicals Communication and Disclosure Policy, Chat Room Policy, Internet Usage Policy and E-Mail guidelines for further details.

Security of Information

•                                          Confidential information may not be given or released without proper authority and appropriate protections (e.g. a Secrecy Agreement) to anyone not employed by NOVA Chemicals or to an employee who has no need for such information.

•                                          Confidential information includes, but is not limited to:

Technology, process descriptions, technical documents, licensed or proprietary software, external communications prior to release, internal confidential information (legal, financial, marketing, audit, strategic business plans, competitive intelligence, financial reports, employee records) or any other information of value to NOVA Chemicals.

•                                          Confidential information is the property of NOVA Chemicals and may not be used for the personal benefit of any employee, whether during the term of his or her employment or afterward.  All employees are further required to sign Secrecy Agreements.

•                                          Employees must employ secure methods of communication to avoid inadvertent disclosure of confidential information.

Protection of Third Party Information/Competitor Intelligence

•                                          In some of the countries in which NOVA Chemicals does business, it is illegal to use information obtained from another company, including a competitor, without that company’s authorization.

•                                          Employees must not improperly obtain or use confidential information or trade secrets from any other company.

•                                          Employees who, as a result of their business responsibilities, obtain knowledge of, access to, or handle third party confidential information, must protect such information from unauthorized release or disclosure to third parties who do not require such information, in the same manner and to the same extent as NOVA Chemicals’ own confidential information must be protected.

Refer to NOVA Chemicals Information Protection Policy, Electronic Information Protection Policy and Communication and Disclosure Policy for further details.

Insider Trading and Tipping

•                                          Trading in securities of NOVA Chemicals or of any other company with which NOVA Chemicals has a business relationship, with knowledge of non-public material information, or providing such information to others is illegal and strictly prohibited.

Refer to NOVA Chemicals Insider Trading Policy and Communication and Disclosure Policy for further details.

Improper Payments

•                                          Employees are prohibited from committing or using corporate funds or facilities directly or indirectly for any illegal or improper purposes, including but not limited to, bribes, kickbacks, or personal use.

•                                          Employees are also prohibited from using, altering, converting or diverting money or any property or proceeds obtained as a result of improper payments, for the purpose of concealing or disguising such payments, or laundering such money, property or proceeds.

•                                          Employees are further prohibited from granting rebates and making other payments to customers, agents or distributors, for other than legitimate business reasons which are in the interests of NOVA Chemicals.  (For example, employees may not grant rebates to allow customers to disguise or conceal their true net price from their management, suppliers, customers, governmental officials or third parties, nor to allow customers to circumvent the law, evade taxes or customs or exchange controls.)

Refer to the Customer and Supplier Relations guidelines and the Anti-Corruption guidelines forming part of this Business Conduct Policy, and to the Policies for the Payment of Rebates, Commissions, and Other Similar Payments to Customers, Agents and Distributors for further details.

Corporate Opportunities

•                                          Employees are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position, or using corporate property, information or position for personal gain.

•                                          Employees are also prohibited from competing with NOVA Chemicals.

NOVA Chemicals Property

•                                          NOVA Chemicals’ facilities, equipment and supplies must be used only for conducting NOVA Chemicals’ business unless otherwise authorized by the employee’s leader.

•                                          NOVA Chemicals’ property must not be misappropriated for personal use or benefit.  It is acknowledged, however, that minimal use of NOVA Chemicals’ local telephone, electronic mail and internet services for personal use may occasionally take place, provided that such use is consistent with the principles outlined in this and all other NOVA Chemicals policies.

•                                          Any work product produced within the scope of an employee’s employment is the property of NOVA Chemicals.

•                                          All employees must ensure that NOVA Chemicals’ intellectual property rights (including in its trademarks) are protected, and that NOVA

Chemicals does not infringe any third party trademarks or copyright.

Refer to NOVA Chemicals Trademark Policy for further details

Travel and Entertainment

•                                          Travel and entertainment expenses should be consistent with the needs of business, and travel cards provided to employees are to be used for business purposes only.

•                                          Employees should neither gain nor lose financially as a result of business travel and entertainment.  Accordingly, all refunds and credits (excluding bonuses or awards granted under “frequent flier miles” or other non-cash loyalty or “points” programs) received for goods and services charged to a travel card must be refunded to the company.  Similarly, all unused airline tickets must be returned to NOVA Chemicals’ travel service provider and the resulting credit must be refunded to NOVA Chemicals as a credit on the employee’s expense report.

•                                          Employees are expected to spend NOVA Chemicals’ money carefully and with due regard to the interests of shareholders, creditors, employees, and any other parties affected by NOVA Chemicals’ business activities.

•                                          These statements are to be read in conjunction with travel and other policies currently in place.

Responsible Care

NOVA Chemicals is committed to operating its businesses at a standard which will establish it as an industry leader in protecting the environment and the health and safety of those impacted by its products and operations, including employees, customers and the public.

•                                          All NOVA Chemicals employees must practice and encourage safe work habits and environmental responsibility in accordance with NOVA Chemicals’ health, safety and environmental standards.

•                                          NOVA Chemicals’ standards ensure that its programs and services meet or exceed applicable laws, industry codes of practice and Responsible Care Guidelines.

•                                          Protection of the environment, and the health and safety of those impacted by NOVA Chemicals’ products and operations form an integral part of NOVA Chemicals’ business activities and operations.

Refer to NOVA Chemicals Responsible Care Policy and Standards for further details.

Good Ambassadorship

As ambassadors of NOVA Chemicals in all the communities in which business operations and activities take place, NOVA Chemicals encourages its employees to behave ethically and responsibly at all times.

•                                          NOVA Chemicals is committed to conducting its business in a responsible manner, as a good corporate citizen and as a member of the communities in which it operates.

•                                          NOVA Chemicals requires that all employees, in discharging their business responsibilities, will act in an honest and ethical manner when dealing with fellow employees, suppliers, customers, government representatives, community members, competitors, security holders and other third parties.  No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

•                                          As ambassadors of NOVA Chemicals, employees are encouraged at all times to act in a manner that upholds their good reputation and that of NOVA Chemicals.

•                                          NOVA Chemicals encourages and supports its employees in their pursuit of community service.

Antitrust/Competition

Most countries in which NOVA Chemicals does business have laws that promote competition.  In particular, these laws prohibit collusion with competitors to fix prices or other trade terms.  These laws also prohibit suppliers from discriminating among customers and from restricting competition.  Any employee who works in an area that requires frequent contact with competitors, customers or suppliers should be particularly sensitive to the requirements of these laws and ensure that he or she understands and complies with NOVA Chemicals’ Antitrust Law Compliance Policy.

Refer to NOVA Chemicals Antitrust Law Compliance Policy for further details.

International Trade

The countries in which NOVA Chemicals operates impose restrictions on the countries and entities with which companies may do business.  These restrictions can range from complete trade embargoes, to bans on dealings with suspected terrorist entities, and restrictions on the export or disclosure to foreign nationals of certain types of products and information.  Some of these laws also impose reporting, licensing and other similar requirements if certain products are imported into or exported out of a country.  NOVA Chemicals requires that employees take appropriate action to ensure that NOVA Chemicals is in compliance with all such laws and regulations.

Refer to NOVA Chemicals Trade Restrictions Guidelines for further details on the countries to which sales of NOVA Chemicals’ products are prohibited.  You may also contact any member of the Law Department or the International Trade Compliance Council for further information on trade restrictions and requirements.

Anti-Corruption

NOVA Chemicals’ Business Conduct Policy is in place to ensure NOVA Chemicals employees maintain the company’s high standards of business integrity and ethics.

As part of the Business Conduct Policy, these anti-corruption guidelines help NOVA Chemicals’ employees and representatives address potential situations that may arise in certain countries in which they may do business.

These guidelines are based upon existing laws and are in keeping with NOVA Chemicals’ commitment to best practices. Actions that are not consistent with these guidelines may result in NOVA Chemicals, its officers and directors as well as employees directly involved, being subject to fines, imprisonment and civil litigation.

Sensitive Payments

•                                          Sensitive payments are out of the ordinary payments, gifts or entertainment made for the purpose of obtaining or retaining an advantage in business or to unduly influence some matter (e.g., a tax decision) in favor of NOVA Chemicals.

Sensitive payments may be considered bribes and are strictly prohibited by NOVA Chemicals.

•                                          NOVA Chemicals’ employees and representatives will not offer to give to, actually give to, or receive anything of value from, any individual, organization or governmental or public agency or official, regardless of affiliation (including intermediaries), for the purpose of influencing any act or decision, obtaining or retaining an advantage in business, or directing business to any person or entity.

•                                          This also applies to situations where NOVA Chemicals has not given explicit instructions to an agent to make a sensitive payment but knows, or has reason to know (e.g., because the agent’s fee is greater than warranted by the service), that the agent will be making a sensitive payment.

•                                          An especially strict standard applies where any public function is being exercised.

Gifts

•                                          The criteria outlined in NOVA Chemicals’ existing policies regarding gifts apply in the countries in which NOVA Chemicals has facilities, and in other countries in which it may do business.  (Refer to the Customer and Supplier Relations guidelines forming part of this Business Conduct Policy.)

Use of Foreign Commercial Agents

•                                          Payment of bribes is prohibited and accordingly use of intermediaries for this purpose is strictly prohibited.

•                                          No employee shall commit (either orally or in writing) to retain a foreign agent to act on behalf of NOVA Chemicals, unless, prior to the commitment being made:

•                                          the reputation, integrity, experience, competence and capacity of the agent has been confirmed by means of a thorough evaluation of the agent’s resume, financial information, references and relationships with foreign officials, and by means of independent research, all of which shall be documented;

•                                          compliance with local laws, requirements, and standards, and the adequacy of NOVA Chemicals’ due diligence has been confirmed by means of a legal opinion of local counsel in the relevant jurisdiction, which legal opinion and counsel have been approved by a member of the Law Department;

•                                          the amount of the fees, retainer and/or costs payable to the agent are commensurate with the services in the applicable region, and have been agreed upon in writing with the agent, and approved by the employee’s Senior Vice President, or the Chief Compliance Officer, in advance of signing a formal contract with the agent;

•                                          the scope of the agency is limited to a specific, identifiable project;

•                                          the foreign agent has signed a written contract which has been approved by a member of the Law Department, and either the employee’s Senior Vice President or the Chief Compliance Officer; and

•                                          the employee’s Senior Vice President or the Chief Compliance Officer has approved the retention of the agent.

•                                          All conversations with potential foreign agents should be documented in a timely manner, with a copy provided to the employee’s Leader.

•                                          No potential foreign agent shall be provided with NOVA Chemicals corporate literature (including annual reports) until after a commitment has been made by NOVA Chemicals in accordance with these guidelines, and each potential agent should be advised not to release any information until a formal contract has been signed by both parties.

Facilitating Payments

•                                          The laws of some countries in which NOVA Chemicals operates permit the making of small payments to secure routine services from foreign officials (e.g., obtaining documents or permits to qualify to do business in a foreign country, or providing for police protection, delivery or scheduling inspections in connection with contract performance or transit of goods through the country and other actions or services of a similar nature), but only if the following conditions are met:

•                                          The payment is necessary to secure or expedite performance of a service or action NOVA Chemicals is entitled to have performed, and which is necessary to the conduct of business

•                                          The payment is not made to obtain or retain an advantage in business

•                                          The action or assistance is proper to receive

•                                          There is no reasonable alternative, and

•                                          The payment is customary

•                                          Other countries in which NOVA Chemicals operates prohibit all such payments.

•                                          Accordingly, such payments are to be avoided wherever possible, and should never be made before discussing the matter with the employee’s leader and the Chief Compliance Officer or the Compliance Attorney.

Accounting and Financial Standards

Financial information should be reported in accordance with generally accepted accounting principles of the country of operation and NOVA Chemicals’ accounting standards as outlined in the corporate Controller’s Guide.

•                                          All transactions must be recorded. These accounting records should facilitate the development of reports that accurately reflect the true nature of the transaction activities.  Each transaction is subject to verification by internal and external auditors, and any improper accounting will be reported to management.

•                                          Cash transactions are to be avoided.  The only exception would be in keeping with a normal level of petty cash.  Petty cash should be administered by the subsidiary and branch management on a local or regional basis.

Transactions must be structured to accurately reflect the underlying arrangement.

•                                          Structuring transactions to illegally evade taxes, duties or local law or to launder funds, proceeds or property, is strictly prohibited.

Also refer to the Compliance with Law guidelines forming part of this Business Conduct Policy.

For further information, or for clarification regarding these guidelines, contact the Chief Compliance Officer or the Compliance Attorney.

Implementation and Accountability

Compliance with Policies

•                                          At NOVA Chemicals, compliance with company policies and high ethical standards, is part of everyone’s job.  As a condition of employment at NOVA Chemicals, each employee must be familiar and comply with the NOVA Chemicals Business Conduct Policy and all other NOVA Chemicals policies that apply to him or her.  Violations of the NOVA Chemicals Business Conduct Policy or any other NOVA Chemicals policy are grounds for disciplinary action up to and including termination of employment and possible legal prosecution.  The NOVA Chemicals Business Conduct Policy provides employees with guidance about the company’s expectations regarding employee conduct and employees’ basic ethical and legal responsibilities as representatives of NOVA Chemicals.

•                                          If employees have any questions or doubts about how the NOVA Chemicals Business Conduct Policy or any other NOVA Chemicals policy applies to them, they should seek clarification from their leaders, any member of the Law Department, or, in North America, the People Center, and outside North America, the People Services Teams in the employees’ areas.  If an employee wants to raise questions or issues anonymously, he or she may use the NOVA Chemicals Ethics Line.  In Canada and the United States, NOVA Chemicals also has in place a non-anonymous hotline for reporting violations of the Anti-Harassment Policy.  North American employees should continue to use that hotline to report circumstances involving harassment.  Both the Ethics Line and the Harassment Line are manned by external, third party service providers, which will communicate to NOVA Chemicals any reports made to the hotlines.  Translation services will be provided for all calls to the Ethics Line.

Compliance with the Law

•                                          Compliance with laws and regulations that apply to NOVA Chemicals’ business operations is of particular importance in maintaining the company’s ethical standards.  Each employee is responsible for understanding the laws that apply to him or her in the performance of his or her job.  Violating the law can seriously damage NOVA Chemicals’ reputation, subject NOVA Chemicals to liability and subject the employees involved to personal liability.  NOVA Chemicals’ leadership will fully support each employee in meeting this responsibility to comply with the law and provide the resources necessary for compliance.  Questions concerning any legal responsibility should be referred to any member of the Law Department.  Members of the Law Department and others can provide briefings on some specific areas of the law.  If an employee or department wishes to arrange for a briefing, any member of the Law Department may be contacted.

Reporting of Non-Compliance

•                                          If an employee knows about or suspects misconduct, illegal or unethical activities, fraud, misuse of NOVA Chemicals’ assets or violations of the NOVA Chemicals Business Conduct Policy or any other NOVA Chemicals policy, he or she has a responsibility to report these concerns to his or her leader, any member of the Law Department, or in North America, the People Center, and outside North America, the People Services Team in the employee’s area, or to the NOVA Chemicals Ethics Line (or, if appropriate, to the Harassment Line (available only in Canada and the United States)).  There will be no retribution against an employee for making such a report in respect of another’s conduct, if such report is made in good faith.  In fact, the NOVA Chemicals Business Conduct Policy strictly prohibits retaliation or threatened retaliation against any employee for reporting actual or suspected wrongdoing of others, which he or she knows or believes has occurred.  If an employee wishes to report wrongdoing or to ask questions anonymously he or she may do so by using the NOVA Chemicals Ethics Line or, if appropriate, the non-anonymous Harassment Line (available only in Canada and the United States).

Investigations

•                                          Full cooperation with internal investigations is a condition of each employee’s employment with NOVA Chemicals.  Any effort by an employee to hinder an investigation with false or misleading information, or by refusing to provide information that he or she has, will be addressed with disciplinary action up to and including termination of employment.  NOVA Chemicals will cooperate, while retaining the ability to exercise its legitimate rights and privileges, with any government investigation of employee wrongdoing.

Administration

•                                          Compliance Committee

A committee chaired by the Senior Vice President, Legal, General Counsel and Corporate Secretary will administer the NOVA Chemicals Business Conduct Policy.  The committee chair will appoint the committee members.

•                                          Chief Compliance Officer and Compliance Attorney

The Compliance Chair will serve as the NOVA Chemicals Chief Compliance Officer.  The NOVA Chemicals Chief Compliance Officer has overall responsibility for ensuring effective implementation of the Ethics and Compliance Program throughout NOVA Chemicals, including this policy and all other policies referred to in this policy.  The Compliance Chair is further responsible for ensuring that these policies are effectively communicated and enforced throughout NOVA Chemicals.  The Chief Compliance Officer will appoint a NOVA Chemicals Compliance Attorney.

The NOVA Chemicals Compliance Attorney will develop, implement and coordinate the day-to-day administration of the NOVA Chemicals Ethics and Compliance Program, including this Business Conduct Policy and the other policies referred to in this policy, throughout NOVA Chemicals.  The NOVA Chemicals Compliance Attorney’s responsibilities include: administration of the NOVA Chemicals Ethics Line, planning and implementing investigations, in cooperation with others, of issues that arise under the NOVA Chemicals Business Conduct Policy (whether reported by employees or external parties) and preparation of periodic reports to the NOVA Chemicals Executive Leadership Team, Board of Directors and/or the Audit, Risk and Finance Committee of the Board.  The Compliance Attorney is also responsible for coordinating the roll-out of NOVA Chemicals’ Ethics and Compliance Program and this Business Conduct Policy throughout the organization, as well as coordinating training programs on specific elements of this and other policies and applicable law.

•                                          Annual Business Conduct Certification/Questionnaire

Employees must complete, in a timely manner, when requested, any certification or questionnaire relating to ethics and compliance with the law, this Business Conduct Policy and the other policies referred to in this policy.  It is a condition of each employee’s employment at NOVA Chemicals that he or she fully and timely completes this certification or questionnaire.  Failure to do so will result in discipline up to and including termination of employment.

•                                          Reports to NOVA Chemicals’ Executive Leadership Team, Board of Directors and/or Audit, Finance and Risk Committee

NOVA Chemicals Chief Compliance Officer or Compliance Attorney will periodically, but not less than once a year, report to the Executive Leadership Team, the Board of Directors and/or the Audit, Finance and Risk Committee of the Board on the implementation, conformance with and administration of this Policy.

•                                          Application of Policy

For purposes of this Policy, “NOVA Chemicals” means NOVA Chemicals and all of its wholly owned subsidiaries.  The terms “employees” or “representatives” includes all NOVA Chemicals employees, agents, officers and directors, and the term “leader” means the person to whom an employee reports.